Pricing Supplement Addendum dated April 25, 2011
to Pricing Supplement dated April 20, 2011
Underlying Supplement no. 4 dated October 22, 2010
Product Supplement dated April 9, 2009
Prospectus Supplement dated April 9, 2009
and Prospectus dated April 2, 2009

HSBC USA Inc. $228,000 Buffered Accelerated Market Participation Securities^{TM} Linked to the iShares® MSCI Brazil Index Fund

On April 20, 2011, HSBC USA Inc. offered $226,000 of the securities. An additional $2,000 of the securities are being offered hereby. The securities previously offered on April 20, 2011 and the securities offered hereby will have identical terms and conditions and will be part of the same series. Reference is made to the related pricing supplement, underlying supplement no. 4, product supplement, prospectus supplement and prospectus for a description of the terms and conditions of the securities.

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security.
CUSIP / ISIN:	4042K1FX6 / US4042K1FX64
Trade Date:	April 20, 2011.
Pricing Date:	April 20, 2011.
Settlement Date:	April 26, 2011.
Maturity Date:	Expected to be October 25, 2012, or if such day is not a Business Day, the next succeeding Business Day.
Form of Securities:	Book-Entry.
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of the related pricing supplement, page US4-2 of the related underlying supplement no. 4, page PS-4 of the related product supplement and page S-3 of the related prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this pricing supplement addendum, the related pricing supplement, or underlying supplement no. 4, product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.